Filed Pursuant to Rule 433
Registration No. 333-202524
March 1, 2017
FREE WRITING PROSPECTUS
(To Prospectus dated March 5, 2015
and Prospectus Supplement dated March 5, 2015)



Structured Investments	HSBC USA Inc.

$

Digital Notes Linked to the Performance of an Equally Weighted Basket of Three Currencies Relative to the U.S. Dollar due March 6, 2020

General

- Terms used in this free writing prospectus are described or defined herein, in the prospectus supplement and in the prospectus. The Notes will have the terms described herein and in the prospectus supplement and prospectus. **The Notes will not bear interest.**
- This free writing prospectus relates to a single note offering. The purchaser of a Note will acquire a security linked to the Basket described below.
- Although the offering relates to a Basket, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or any Basket Currency or as to the suitability of an investment in the Notes.
- Senior unsecured debt obligations of HSBC USA Inc. maturing March 6, 2020.
- Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof.
- **If the terms of the Notes set forth below are inconsistent with those described in the prospectus supplement and prospectus, the terms set forth below will supersede.**
- Any payment on the Notes is subject to the Issuer's credit risk.

Key Terms

Issuer: HSBC USA Inc.
Principal Amount: $1,000 per Note.
Basket: The Notes are linked to an equally weighted basket consisting of three currencies (each a "Basket Currency," and together, the "Basket Currencies") that measures the performance of each Basket Currency relative to the U.S. Dollar (the "Reference Currency").

Basket Currency	Fixing Source	Initial Spot Rate	Currency Weighting
Brazilian real ("BRL")	BRL at Reuters Page BRFR		1/3
Russian ruble ("RUB")	RUB at Reuters Page EMTA		1/3
Indian rupee ("INR")	INR at Reuters Page RBIB		1/3

Digital Return: 21.55%
Trade Date: March 3, 2017
Pricing Date: March 3, 2017
Original Issue Date: March 8, 2017
Final Valuation Date: March 3, 2020, subject to adjustment as described herein.
Maturity Date: 3 business days after the Final Valuation Date, and expected to be March 6, 2020. The Maturity Date is subject to further adjustment as described under "Market Disruption Events" herein.
Basket Return: The quotient, expressed as a percentage, calculated as follows:

$$\frac{\text{Final Basket Level} - \text{Initial Basket Level}}{\text{Initial Basket Level}}$$

Payment at Maturity: ***If the Final Basket Level is greater than or equal to the Initial Basket Level on the Final Valuation Date,*** you will receive a cash payment on the Maturity Date that will reflect the Digital Return. Under these circumstances, your Payment at Maturity per $1,000 Principal Amount of Notes will be calculated as follows:

$$\$1,000 + (\$1,000 \times \text{Digital Return})$$

If the Final Basket Level is less than the Initial Basket Level on the Final Valuation Date, you will receive a cash payment on the Maturity Date of $1,000 per $1,000 Principal Amount of Notes.
Initial Basket Level: Set equal to 100 on the Pricing Date.
Final Basket Level: The level of the Basket on the Final Valuation Date, which will be calculated as follows:
100 × (1 + (the sum of the Basket Currency Returns))
Basket Currency Return: With respect to each Basket Currency, the product of (a) the Currency Performance of that Basket Currency times (b) its Currency Weighting.
Currency Performance: With respect to each Basket Currency, the performance of that Basket Currency from the Initial Spot Rate to the Final Spot Rate, calculated as follows:

$$\frac{\text{Initial Spot Rate} - \text{Final Spot Rate}}{\text{Initial Spot Rate}}$$

Spot Rate: For each Basket Currency, the spot exchange rate for that Basket Currency against the U.S. Dollar, as determined by the calculation agent in the manner set forth in this free writing prospectus under "Spot Rates." The Spot Rate for each Basket Currency is expressed as units of the respective currency per one U.S. Dollar. The Spot Rates are subject to the provisions set forth under "Market Disruption Events" herein.
Initial Spot Rate: The Spot Rate as determined by the Calculation Agent in its sole discretion on the Pricing Date.
Final Spot Rate: The Spot Rate as determined by the Calculation Agent in its sole discretion on the Final Valuation Date.
Estimated Initial Value: The Estimated Initial Value of the Notes will be less than the price you pay to purchase the Notes. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market, if any, at any time. The Estimated Initial Value will be calculated on the Pricing Date and will be set forth in the pricing supplement to which this free writing prospectus relates. See "Selected Risk Considerations—The Estimated Initial Value of the Notes, which will be determined by us on the Pricing Date, will be less than the price to public and may differ from the market value of the Notes in the secondary market, if any."
Calculation Agent: HSBC or one of its affiliates
CUSIP/ISIN: 40433UW44 / US40433UW445
Form of Notes: Book-Entry
Listing: The Notes will not be listed on any U.S. securities exchange or quotation system.

Investment in the Notes involves certain risks. You should refer to "Selected Risk Considerations" beginning on page 4 of this document and "Risk Factors" beginning on page S-1 of the prospectus supplement.

Neither the U.S. Securities and Exchange Commission, (the "SEC"), nor any state securities commission has approved or disapproved of the Notes or determined that this free writing prospectus, or the accompanying prospectus supplement and prospectus, is truthful or complete. Any representation to the contrary is a criminal offense.

HSBC Securities (USA) Inc. or another of our affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions in any Notes after their initial sale. **Unless we or our agent informs you otherwise in the confirmation of sale, the pricing supplement to which this free writing prospectus relates will be used in a market-making transaction.** HSBC Securities (USA) Inc., an affiliate of ours, will purchase the Notes from us for distribution to the placement agents. See "Supplemental Plan of Distribution (Conflicts of Interest)" on the last page of this free writing prospectus.

JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts.

The Estimated Initial Value of the Notes on the Pricing Date is expected to be between $950 and $980 per Note, which will be less than the price to public. The market value of the Notes at any time will reflect many factors and cannot be predicted with accuracy. See "Estimated Initial Value" above and "Selected Risk Considerations" beginning on page 5 of this document for additional information.

	Price to Public(1)	Fees and Commissions	Proceeds to Issuer
Per Note	$1,000	$15	$985
Total	$	$	$

(1) Certain fiduciary accounts purchasing the Notes will pay a purchase price of $985 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

The Notes:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

JPMorgan
Placement Agent
March [●], 2017

Additional Terms Specific to the Notes

This free writing prospectus relates to a single Note offering linked to the Basket. The purchaser of a Note will acquire a senior unsecured debt security linked to the Basket. We reserve the right to withdraw, cancel or modify this offering and to reject orders in whole or in part. Although the Note offering relates only to the Basket, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Basket or as to the suitability of an investment in the Notes.

You should read this document together with the prospectus dated March 5, 2015 and the prospectus supplement dated March 5, 2015. If the terms of the Notes offered hereby are inconsistent with those described in the accompanying prospectus supplement or prospectus, the terms described in this free writing prospectus shall control. You should carefully consider, among other things, the matters set forth in "Selected Risk Considerations" beginning on page 4 of this free writing prospectus and "Risk Factors" beginning on page S-1 of the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. As used herein, references to the "Issuer", "HSBC", "we", "us" and "our" are to HSBC USA Inc.

HSBC has filed a registration statement (including a prospectus and a prospectus supplement) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents HSBC has filed with the SEC for more complete information about HSBC and this offering. You may get these documents for free by visiting EDGAR on the SEC's web site at www.sec.gov. Alternatively, HSBC Securities (USA) Inc. or any dealer participating in this offering will arrange to send you the prospectus and prospectus supplement if you request them by calling toll-free 1-866-811-8049.

You may also obtain:

- The prospectus supplement at: http://www.sec.gov/Archives/edgar/data/83246/000114420415014311/v403645_424b2.htm

- The prospectus at: http://www.sec.gov/Archives/edgar/data/83246/000119312515078931/d884345d424b3.htm

We are using this free writing prospectus to solicit from you an offer to purchase the Notes. You may revoke your offer to purchase the Notes at any time prior to the time at which we accept your offer by notifying HSBC Securities (USA) Inc. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. The Trade Date, the Pricing Date and the other terms of the Notes are subject to change, and will be set forth in the final pricing supplement relating to the Notes. In the event of any material changes to the terms of the Notes, we will notify you.

Selected Purchase Considerations

- **YOUR RETURN ON THE NOTES IS LIMITED TO THE DIGITAL RETURN** — The Notes will not pay a return more than the Digital Return. Even if the Basket Level appreciates over the term of the Notes, you will not participate in that appreciation. Assuming the Notes are held to maturity, the maximum return on the Notes will not exceed the Digital Return. Under no circumstances, regardless of the extent to which the Basket Level increases, will your return exceed the Digital Return. In some cases, you may earn significantly less by investing in the Notes than you would have earned by investing in an instrument directly linked to the performance of the Basket Currencies.

- **DIVERSIFICATION AMONG THE BASKET CURRENCIES** — The return on the Notes is linked to the performance of an equally weighted basket of three currencies, which we refer to as the Basket Currencies, relative to the U.S. Dollar, from the Pricing Date to the Final Valuation Date. **Accordingly, the level of the Basket increases if the Basket Currencies strengthen in value relative to the U.S. Dollar**. The Basket derives its value from an equally weighted group of currencies consisting of the Brazilian real, the Russian ruble and the Indian rupee.

Investor Suitability

The Notes may be suitable for you if:

- You seek an investment with a return linked to the potential positive performance of the Basket and you believe that the level of the Basket will increase over the term of the Notes.
- You are willing to invest in the Notes based on the Digital Return indicated herein, which may limit your return at maturity.
- You are willing to accept the risk and return profile of the Notes versus a conventional debt security with a comparable maturity issued by HSBC or another issuer with a similar credit rating.
- You do not seek current income from your investment.
- You do not seek an investment for which there is an active secondary market.
- You are willing to hold the Notes to maturity.
- You are comfortable with the creditworthiness of HSBC, as Issuer of the Notes.

The Notes may not be suitable for you if:

- You believe that the Basket Return will be negative.
- You are unwilling to invest in the Notes based on the Digital Return indicated herein, which may limit your return at maturity.
- You prefer the lower risk, and therefore accept the potentially lower returns, of conventional debt securities with comparable maturities issued by HSBC or another issuer with a similar credit rating.
- You seek current income from your investment.
- You seek an investment for which there will be an active secondary market.
- You are unable or unwilling to hold the Notes to maturity.
- You are not willing or are unable to assume the credit risk associated with HSBC, as Issuer of the Notes.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Basket or any Basket Currency. These risks are explained in more detail in the "Risk Factors" section of the accompanying prospectus supplement.

- **SUITABILITY OF THE NOTES FOR INVESTMENT** — You should only reach a decision to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the information set out in this free writing prospectus. Neither HSBC nor any dealer participating in the offering makes any recommendation as to the suitability of the Notes for investment.

- **THE NOTES DO NOT PAY INTEREST AND MAY NOT PAY MORE THAN THE STATED PRINCIPAL AMOUNT AT MATURITY** — The terms of the Notes differ from those of ordinary debt securities in that the Notes do not pay interest. In addition, if the Final Basket Level is less than the Initial Basket Level, you will receive for each Note that you hold a payment at maturity that is limited to the principal amount, subject to the credit risk of HSBC. Your return on the Notes may be less than the return available on a conventional fixed or floating rate debt security with a similar maturity, and may not be sufficient to offset factors, such as inflation, that affect the time value of money.

- **THE NOTES ARE SUBJECT TO THE CREDIT RISK OF HSBC USA INC.** — The Notes are senior unsecured debt obligations of the Issuer, HSBC, and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus supplement and prospectus, the Notes will rank on par with all of the other unsecured and unsubordinated debt obligations of HSBC, except such obligations as may be preferred by operation of law. Any payment to be made on the Notes, including any return of principal at maturity, depends on the ability of HSBC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of HSBC may affect the market value of the Notes and, in the event HSBC were to default on its obligations, you may not receive the amounts owed to you under the terms of the Notes.

- **CHANGES IN THE VALUES OF THE BASKET CURRENCIES MAY OFFSET EACH OTHER** — Movements in the value of each of the Basket Currencies, with respect to the U.S. Dollar, may not correlate with each other. At a time when one or more of the Basket Currencies appreciates in value relative to the U.S. Dollar, the other Basket Currencies may not appreciate as much or may even depreciate. Therefore, in calculating the Basket Return, appreciation in one or more of the Basket Currencies may be moderated, or more than offset, by lesser appreciation or depreciation in the other Basket Currencies.

- **INVESTING IN THE NOTES IS NOT EQUIVALENT TO INVESTING DIRECTLY IN THE BASKET CURRENCIES** — You may receive a lower return than you would have received if you had invested directly in the Basket Currencies. The Basket Return is dependent solely on the formula set forth above and not on any other formula that could be used for calculating currency performances. As such, the Basket Return may be materially different from the return on a direct investment in the respective Basket Currencies.

- **CURRENCY MARKETS MAY BE VOLATILE** — Currency markets may be highly volatile. Significant changes, including changes in liquidity and prices, can occur in such markets within very short periods of time. Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. These factors may affect the value of the Basket on the Final Valuation Date, and therefore, the value of your Notes.

- **THE AMOUNT PAYABLE ON THE NOTES IS NOT LINKED TO THE LEVEL OF THE BASKET AT ANY TIME OTHER THAN ON THE FINAL VALUATION DATE** — The Final Basket Level will be based on the Final Spot Rates of each Basket Currency on the Final Valuation Date, subject to postponement for non-trading days and certain market disruption events. Even if the level of the Basket appreciates prior to the Final Valuation Date but then decreases on the Final Valuation Date to a level that is less than the Initial Basket Level, the Payment at Maturity will be less, and may be significantly less, than it would have been had the Payment at Maturity been linked to the level of the Basket prior to that decrease. Although the actual level of the Basket on the Maturity Date or at other times during the term of the Notes may be higher than the Final Basket Level, the Payment at Maturity will be based solely on the Final Spot Rate of each Basket Currency on the Final Valuation Date.

- **THE ESTIMATED INITIAL VALUE OF THE NOTES, WHICH WILL BE DETERMINED BY US ON THE PRICING DATE, WILL BE LESS THAN THE PRICE TO PUBLIC AND MAY DIFFER FROM THE MARKET VALUE OF THE NOTES IN THE SECONDARY MARKET, IF ANY** — The Estimated Initial Value of the Notes will be calculated by us on the Pricing Date and will be less than the price to public. The Estimated Initial Value will reflect our internal funding rate, which is the borrowing rate we pay to issue market-linked securities, as well as the mid-market value of the embedded derivatives in the Notes. This internal funding rate is typically lower than the rate we would use when we issue conventional fixed or floating rate debt securities. As a result of the difference between our internal funding rate and the rate we would use when we issue conventional fixed or floating rate debt securities, the Estimated Initial Value of the Notes may be lower if it were based on the prices at which our fixed or floating rate debt securities trade in the secondary market. In addition, if we were to use the rate we use for our conventional fixed or floating rate debt issuances, we would expect the economic terms of the Notes to be more favorable to you. We will determine the value of the embedded derivatives in the Notes by reference to our or our affiliates' internal pricing models. These pricing models consider certain assumptions and variables, which can include volatility and interest rates. Different pricing models and assumptions could provide valuations for the Notes that are different from our Estimated Initial Value. These pricing models rely in part on certain forecasts about future events, which may prove to be incorrect. The Estimated Initial Value does not represent a minimum price at which we or any of our affiliates would be willing to purchase your Notes in the secondary market (if any exists) at any time.

- **THE PRICE OF YOUR NOTES IN THE SECONDARY MARKET, IF ANY, IMMEDIATELY AFTER THE PRICING DATE WILL BE LESS THAN THE PRICE TO PUBLIC** — The price to public takes into account certain costs. These costs will include our affiliates' projected hedging profits (which may or may not be realized) for assuming risks inherent in hedging our obligations under the Notes, the underwriting discount and the costs associated with structuring and hedging our obligations under the Notes. These costs, except for the underwriting discount, will be used or retained by us or one of our affiliates. If you were to sell your Notes in the secondary market, if any, the price you would receive for your Notes may be less than the price you paid for them because secondary market prices will not take into account these costs. The price of your Notes in the secondary market, if any, at any time after issuance will vary based on many factors, including the level of the Basket and changes in market conditions, and cannot be predicted with accuracy. The Notes are not designed to be short-term trading instruments, and you should, therefore, be able and willing to hold the Notes to maturity. Any sale of the Notes prior to maturity could result in a loss to you.

- **IF HSBC SECURITIES (USA) INC. WERE TO REPURCHASE YOUR NOTES IMMEDIATELY AFTER THE ORIGINAL ISSUE DATE, THE PRICE YOU RECEIVE MAY BE HIGHER THAN THE ESTIMATED INITIAL VALUE OF THE NOTES** — Assuming that all relevant factors remain constant after the Original Issue Date, the price at which HSBC Securities (USA) Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed the Estimated Initial Value on the Pricing Date for a temporary period expected to be approximately 7 months after the Original Issue Date. This temporary price difference may exist because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We will make such discretionary election and determine this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Original Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

- **LEGAL AND REGULATORY RISKS** — Legal and regulatory changes could adversely affect exchange rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to exchange rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the Basket Currencies and, consequently, the value of the Notes.

- **IF THE LIQUIDITY OF ANY BASKET CURRENCY IS LIMITED, THE VALUE OF THE NOTES WOULD LIKELY BE IMPAIRED** — Currencies and derivatives contracts on currencies may be difficult to buy or sell, particularly during adverse market conditions. Reduced liquidity of a Basket Currency on the Final Valuation Date would likely have an adverse effect on the Final Basket Level for that Basket, and therefore, on the return of your Notes. Limited liquidity relating to the a Basket Currency may also result in HSBC USA Inc. or one of its affiliates, as Calculation Agent, being unable to determine the Currency Performance for that Basket Currency using its normal means. The resulting discretion by the Calculation Agent in determining the Currency Performance for that Basket Currency could, in turn, result in potential conflicts of interest.

- **WE HAVE NO CONTROL OVER THE EXCHANGE RATE BETWEEN EACH OF THE BASKET CURRENCIES AND THE U.S. DOLLAR** — Foreign exchange rates can either float or be fixed by sovereign governments. Exchange rates of the currencies used by most economically developed nations are permitted to fluctuate in value relative to the U.S. Dollar and to each other. However, from time to time governments may use a variety of techniques, such as intervention by a central bank, the imposition of regulatory controls or taxes or changes in interest rates to influence the exchange rates of their currencies. Governments may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by a devaluation or revaluation of a currency. These governmental actions could change or interfere with currency valuations and currency fluctuations that would otherwise occur in response to economic forces, as well as in response to the movement of currencies across borders. As a consequence, these government actions could adversely affect an investment in the Notes, which are affected by the exchange rate between each of the Basket Currencies and the U.S. Dollar.

- **THE NOTES ARE SUBJECT TO EMERGING MARKETS' POLITICAL AND ECONOMIC RISKS** — All the Basket Currencies are the currencies of emerging market countries. Emerging market countries are more exposed to the risk of swift political change and economic downturns than their industrialized counterparts. In recent years, emerging markets have undergone significant political, economic and social change. Such far-reaching political changes have resulted in constitutional and social tensions, and, in some cases, instability and reaction against market reforms have occurred. With respect to any emerging or developing nation, there is the possibility of nationalization, expropriation or confiscation, political changes, government regulation and social instability. There can be no assurance that future political changes will not adversely affect the economic conditions of an emerging or developing-market nation. Political or economic instability is likely to have an adverse effect on the performance of these Basket Currencies, and, consequently, the return on the Notes.

- **THE NOTES ARE SUBJECT TO CURRENCY EXCHANGE RISK** — Foreign currency exchange rates vary over time, and may vary considerably during the term of the Notes. The relative values of the U.S. Dollar and the Basket Currencies are at any moment a result of the supply and demand for such currencies. Changes in foreign currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political developments in other relevant countries. Of particular importance to currency exchange risk are:

    - existing and expected rates of inflation;

    - existing and expected interest rate levels;

    - the balance of payments in Brazil, Russia, India and the United States, between each country and its major trading partners; and

    - the extent of governmental surplus or deficit in Brazil, Russia, India and the United States.

    Each of these factors, among others, are sensitive to the monetary, fiscal and trade policies pursued by Brazil, Russia, India and the United States, and those of other countries important to international trade and finance.

- **NO INTEREST PAYMENTS** — As a holder of the Notes, you will not receive interest payments.

- **POTENTIALLY INCONSISTENT RESEARCH, OPINIONS OR RECOMMENDATIONS BY HSBC AND JPMORGAN** — HSBC, JPMorgan, or their respective affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Basket Currencies, and therefore, the market value of the Notes.

- **THE NOTES LACK LIQUIDITY** — The Notes will not be listed on any securities exchange. HSBC Securities (USA) Inc. may offer to purchase the Notes in the secondary market. However, it is not required to do so and may cease making such offers at any time if at all. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which HSBC Securities (USA) Inc. is willing to buy the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.

- **POTENTIAL CONFLICTS** — HSBC and its affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging its obligations under the Notes. In performing these duties, the economic interests of the Calculation Agent and other affiliates of HSBC are potentially adverse to your interests as an investor in the Notes. HSBC will not have any obligation to consider your interests as a holder of the Notes in taking any corporate action that might affect the value of the Basket Currencies and the value of the Notes.

- **THE NOTES ARE NOT INSURED OR GUARANTEED BY ANY GOVERNMENTAL AGENCY OF THE UNITED STATES OR ANY OTHER JURISDICTION** — The Notes are not deposit liabilities or other obligations of a bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency or program of the United States or any other jurisdiction. An investment in the Notes is subject to the credit risk of HSBC, and in the event that HSBC is unable to pay its obligations as they become due, you may not receive the full Payment at Maturity of the Notes.

- **HISTORICAL PERFORMANCE OF THE BASKET CURRENCIES SHOULD NOT BE TAKEN AS AN INDICATION OF THE FUTURE PERFORMANCE OF THE BASKET CURRENCIES DURING THE TERM OF THE NOTES** — It is impossible to predict whether any of the Spot Rates for the Basket Currencies will rise or fall. The Basket Currencies will be influenced by complex and interrelated political, economic, financial and other factors.

- **MARKET DISRUPTIONS MAY ADVERSELY AFFECT YOUR RETURN** — The Calculation Agent may, in its sole discretion, determine that the markets have been affected in a manner that prevents it from valuing the Basket Currencies or determining the Basket Return in the manner described herein, and calculating the amount that we are required to pay you at maturity, or from properly hedging its obligations under the Notes. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of one or more Basket Currencies. If the Calculation Agent, in its sole discretion, determines that any of these events occurs, the Calculation Agent will determine the Spot Rates of the Basket Currencies and the Basket Return in good faith and in a commercially reasonable manner, which may adversely affect the return on your Notes. For example, if the source for an exchange rate of a Basket Currency is not available on the Final Valuation Date, the Calculation Agent may determine the exchange rate for that Basket Currency for such date, and such determination may adversely affect the return on your Notes.

- **UNCERTAIN TAX TREATMENT** — We intend to take the position that the "denomination currency" (as defined in the applicable Treasury Regulations) of the Notes is the U.S. dollar and, accordingly, we intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Under the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount in gross income each year, even though no payments will be made on the Notes until maturity. For a discussion of the U.S. federal income tax consequences of your investment in a Note, please see the discussion under "U.S. Federal Income Tax Considerations" below and the discussion under "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

- **MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES** — In addition to the Spot Rates of the Basket Currencies on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

    - the actual and expected exchange rates and volatility of the exchange rates between each Basket Currency and the U.S. Dollar;

    - the interaction of the movements in each Basket Currency which may offset one another;

    - the time to maturity of the Notes;

    - interest and yield rates in the market generally and in the markets of Brazil, Russia, India and the United States;

    - a variety of economic, financial, political, regulatory or judicial events; and

    - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

What Is the Total Return on the Notes at Maturity Assuming a Range of Performances for the Basket?

The following table illustrates the hypothetical total return at maturity on the Notes. The "total return," as used in this free writing prospectus, is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 Principal Amount of Notes to $1,000. The hypothetical total returns set forth below reflect the Digital Return of 21.55% and the Initial Basket Level of 100. The hypothetical total returns set forth below are for illustrative purposes only, and may not be the actual total returns applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Hypothetical Final Basket Level	Hypothetical Basket Return	Hypothetical Total Return on the Notes
200.00	100.00%	21.55%
180.00	80.00%	21.55%
160.00	60.00%	21.55%
150.00	50.00%	21.55%
140.00	40.00%	21.55%
130.00	30.00%	21.55%
120.00	20.00%	21.55%
115.00	15.00%	21.55%
109.10	9.10%	21.55%
105.00	5.00%	21.55%
100.00	**0.00%**	**21.55%**
98.00	-2.00%	0.00%
95.00	-5.00%	0.00%
90.00	-10.00%	0.00%
85.00	-15.00%	0.00%
80.00	-20.00%	0.00%
70.00	-30.00%	0.00%
60.00	-40.00%	0.00%
50.00	-50.00%	0.00%
40.00	-60.00%	0.00%
20.00	-80.00%	0.00%
0.00	-100.00%	0.00%

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The Basket depreciates from the Initial Basket Level of 100 to a hypothetical Final Basket Level of 95. Because the Basket Return is negative, the investor receives a Payment at Maturity of $1,000 per $1,000 Principal Amount of Notes.

Example 2: The Basket appreciates from the Initial Basket Level of 100 to a hypothetical Final Basket Level of 105. Because the Basket Return is positive, the investor receives the Digital Return and a Payment at Maturity of $1,215.50 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 21.55\%) = \$1,215.50$$

Example 3: The Basket appreciates from the Initial Basket Level of 100 to a hypothetical Final Basket Level of 150. Even though the Basket Return of 50% is greater than the Digital Return, because the Basket Return is positive, the investor receives the Digital Return and a Payment at Maturity of $1,215.50 per $1,000 Principal Amount of Notes, calculated as follows:

$$\$1,000 + (\$1,000 \times 21.55\%) = \$1,215.50$$

Historical Performance of the Basket Currencies

The following first three graphs set forth the historical performance of each Basket Currency based on exchange rates of the Basket Currency relative to the U.S. Dollar from January 1, 2008 through February 27, 2017. The exchange rate of the BRL relative to the USD on February 27, 2017 was 3.1104 Brazilian reais per one U.S. Dollar. The exchange rate of the RUB relative to the USD on February 27, 2017 was 58.1272 Russian rubles per one U.S. Dollar. The exchange rate of the INR relative to the USD on February 27, 2017 was 67.7075 Indian rupees per one U.S. Dollar. We calculated the exchange rates below based on the exchange rates of each Basket Currency relative to the U.S. dollar provided on the Bloomberg Professional® service. We have not made any independent investigation as to the accuracy or completeness of the information obtained from the Bloomberg Professional® service. The exchange rates displayed in the graphs below are for illustrative purposes only and do not form part of the calculation of the Basket Return.

The last graph below shows the *hypothetical* daily performance of the Basket from January 1, 2008 through February 27, 2017, assuming that the Basket level on January 1, 2008 was 100, that each Basket Currency had a 1/3 weight in the Basket on that date, and that the historical exchange rates of each Basket Currency on the relevant dates were the Spot Rates on such dates.

The historical exchange rates should not be taken as an indication of future performance, and no assurance can be given as to the Spot Rate of any Basket Currency relative to the U.S. Dollar on the Pricing Date or the Final Valuation Date. We cannot give you assurance that the performance of the Basket will result in a positive return on your initial investment. The closing exchange rates in the graph below were the rates reported by the Bloomberg Professional® service and may not be indicative of the Basket performance using the Spot Rates of the Basket Currencies that will be derived from the applicable Reuters page that will be used to calculate the payment on the Notes.

Historical Performance of the BRL Relative to the USD



Source: Bloomberg Professional® service

Historical Performance of the RUB Relative to the USD



Source: Bloomberg Professional® service

Historical Performance of the INR Relative to the USD



Source: Bloomberg Professional® service

Hypothetical Performance of the Basket



Source: Bloomberg Professional® service

Spot Rates

The Spot Rate for the Brazilian real relative to the U.S. dollar (the "USDBRL") on each date of calculation will be the U.S. dollar/Brazilian real exchange rate, expressed as the amount of Brazilian reals per one U.S. dollar, for settlement on the same day, as reported by Banco Central do Brasil on SISBACEN Data System under transaction code PTAX-800 ("Consulta de Cambio" or Exchange Rate Inquiry), Option 5 ("Cotacoes para Cotabilidade" or Rates for Accounting Purposes) at approximately 1:15 p.m., Sao Paulo time, which appears on Reuters page "BRFR" to the right of the caption "Dollar PTTAX", or any successor page. The USDBRL shall be calculated to the fourth decimal place.

The Spot Rate for the Russian Ruble ("USDRUB") on each date of calculation is the U.S. Dollar/Russian Ruble rate, expressed as units of the Russian Ruble per one U.S. Dollar, for settlement in one business day, calculated by the Chicago Mercantile Exchange ("CME") and as published on CME's website, which appears on the Reuters Screen EMTA Page, at approximately 1:30 p.m., Moscow time, on such date of calculation. The Spot Rate shall be calculated by the CME pursuant to the Chicago Mercantile Exchange/EMTA, Inc. Daily Russian Ruble Per U.S. Dollar Reference Rate Methodology (which means a methodology, effective as of June 16, 2005, as amended from time to time, for a centralized industrywide survey of financial institutions in Russia that are active participants in the USD/RUB spot market for the purpose of determining the RUB/CME-EMTA Rate). The Spot Rate is subject to the provisions set forth under "Unavailability of the Spot Rate; Market Disruption Events" in this document.

The Spot Rate for the Indian Rupee ("USDINR") on each date of calculation is the U.S. Dollar/Indian Rupee rate in the global spot foreign exchange market, expressed as the amount of Indian Rupee per one U.S. Dollar, as calculated, published by the Reserve Bank of India and reported by Reuters on Page "RBIB" (in the "MID" column) or any substitute page, at or after 1:00 p.m., Mumbai time, on such date of calculation.

As a result of the forgoing, the value of each Basket Currency relative to the U.S. dollar will increase if the applicable Spot Rate decreases, and the value of each Basket Currency relative to the U.S. dollar will decrease if the applicable Spot Rate increases.

If the Spot Rate for any Basket Currency or the Reference Currency is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the Spot Rate shall be selected by the Calculation Agent in good faith and in a commercially reasonable manner, or the Final Valuation Date may be postponed by the Calculation Agent, as described below in "Unavailability of the Spot Rate; Market Disruption Events."

Unavailability of the Spot Rate; Market Disruption Events

If a Spot Rate is unavailable (including being published in error, as determined by the Calculation Agent in its sole discretion), the applicable Spot Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner, or the relevant Observation Date may be postponed by the Calculation Agent.

In addition to the foregoing, the Calculation Agent may, in its sole discretion, determine that an event has occurred that prevents us or our affiliates from properly hedging our obligations under the Notes or prevents the Calculation Agent from valuing the applicable Basket Currency or Reference Currency in the manner initially provided for herein. These events may include disruptions or suspensions of trading in the markets as a whole or general inconvertibility or non-transferability of the Brazilian real, the Russian ruble, the Indian rupee or the U.S. dollar. If the Calculation Agent, in its sole discretion, determines that any of these events has occurred or is occurring on the Final Valuation Date, the Calculation Agent may determine the applicable Spot Rate for the Final Valuation Date in good faith and in a commercially reasonable manner on such date, or, in the discretion of the Calculation Agent, may determine to postpone the Final Valuation Date and the Maturity Date for up to five scheduled business days, each of which may adversely affect the return on your Notes. If the Final Valuation Date has been postponed for five consecutive scheduled business days and a market disruption event continues on the fifth scheduled business day, then that fifth scheduled business day will nevertheless be the Final Valuation Date and the Calculation Agent will determine the Spot Rate of the applicable Basket Currency or Reference Currency for the Final Valuation Date using the formula for and method of determining such Spot Rate which applied just prior to the market disruption event (or in good faith and in a commercially reasonable manner) on such date. If the Final Valuation Date is so postponed, the payment due under the Notes will be postponed by the same number of business days.

Events of Default and Acceleration

If the Notes have become immediately due and payable following an Event of Default (as defined in the accompanying prospectus) with respect to the Notes, the Calculation Agent will determine the accelerated Payment at Maturity due and payable in the same general manner as described in "Key Terms" in this free writing prospectus. In that case, the business day preceding the date of acceleration will be used as the Final Valuation Date for purposes of determining the accelerated Basket Return (including the Final Basket Level). The accelerated Maturity Date will be the fifth business day following the accelerated Final Valuation Date.

If the Notes have become immediately due and payable following an event of default, you will not be entitled to any additional payments with respect to the Notes. For more information, see "Description of Debt Securities — Senior Debt Securities — Events of Default" in the accompanying prospectus.

Additional Terms of the Notes

Business Day

A "business day" means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which banking institutions are authorized or required by law or regulation to close in the City of New York.

If the Maturity Date is not a business day, the amounts payable on the Notes will be paid on the next following business day and no interest will be paid in respect of such postponement.

Payment When Offices or Settlement Systems Are Closed

If any payment is due on the Notes on a day that would otherwise be a "business day" but is a day on which the office of a paying agent or a settlement system is closed, we will make the payment on the next business day when that paying agent or system is open. Any such payment will be deemed to have been made on the original due date, and no additional payment will be made on account of the delay.

Tax Considerations

You should carefully consider the matters set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement. The following discussion summarizes the U.S. federal income tax consequences of the purchase, beneficial ownership, and disposition of the Notes. This summary supplements the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement and supersedes it to the extent inconsistent therewith.

There are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes. We intend to take the position that the "denomination currency" (as defined in the applicable Treasury Regulations) of the Notes is the U.S. dollar and, accordingly, we intend to treat the Notes as contingent payment debt instruments for U.S. federal income tax purposes. Pursuant to the terms of the Notes, you agree to treat the Notes as contingent payment debt instruments for all U.S. federal income tax purposes and, in the opinion of Morrison & Foerster LLP, special U.S. tax counsel to us, it is reasonable to treat the Notes as contingent payment debt instruments. Assuming the Notes are treated as contingent payment debt instruments, a U.S. holder will be required to include original issue discount ("OID") in gross income each year, even though no payments will be made on the Notes until maturity.

Based on the factors described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes," in order to illustrate the application of the noncontingent bond method to the Notes, we have estimated that the comparable yield of the Notes, solely for U.S. federal income tax purposes, will be 2.40% per annum (compounded annually). Further, based upon the method described in the section, "U.S. Federal Income Tax Considerations — Tax Treatment of U.S. Holders — U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes — Contingent Notes" and based upon the estimate of the comparable yield, we have estimated that the projected payment schedule for Notes that have a Principal Amount of $1,000 and an issue price of $1,000 consists of a single payment of $1,073.76 at maturity.

Based upon the estimate of the comparable yield, a U.S. holder that pays taxes on a calendar year basis, buys a Note for $1,000, and holds the Note until maturity will be required to pay taxes on the following amounts of ordinary income in respect of the Notes in each year:

YEAR	OID
2017	$19.59
2018	$24.47
2019	$25.06
2020	$4.64

However, the ordinary income reported in the taxable year the Notes mature will be adjusted to reflect the actual payment received at maturity. U.S. holders should also note that the actual comparable yield and projected payment schedule may be different than as provided in this summary depending upon market conditions on the date the Notes are issued. U.S. holders may obtain the actual comparable yield and projected payment schedule as determined by us by submitting a written request to: Structured Equity Derivatives – Structuring HSBC Bank USA, National Association, 452 Fifth Avenue, 9th Floor, New York, NY 10018. A U.S. holder is generally bound by the comparable yield and the projected payment schedule established by us for the Notes. However, if a U.S. holder believes that the projected payment schedule is unreasonable, a U.S. holder must determine its own projected payment schedule and explicitly disclose the use of such schedule and the reason the holder believes the projected payment schedule is unreasonable on its timely filed U.S. federal income tax return for the taxable year in which it acquires the Notes.

The comparable yield and projected payment schedule are not provided for any purpose other than the determination of a U.S. holder's interest accruals for U.S. federal income tax purposes and do not constitute a projection or representation by us regarding the actual yield on a Note. We do not make any representation as to what such actual yield will be.

Because there are no statutory provisions, regulations, published rulings or judicial decisions addressing the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as those of the Notes, other characterizations and treatments are possible. As a result, the timing and character of income in respect of the Notes might differ from the treatment described above. You should carefully consider the discussion of all potential tax consequences as set forth in "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

The Internal Revenue Service has announced that withholding under the Foreign Account Tax Compliance Act (as discussed in the accompanying prospectus supplement) on payments of gross proceeds from a sale, exchange, redemption, or other disposition of the Notes will only apply to dispositions after December 31, 2018.

For a further discussion of the U.S. federal income tax consequences related to the Notes, see the section "U.S. Federal Income Tax Considerations" in the accompanying prospectus supplement.

PROSPECTIVE PURCHASERS OF THE NOTES SHOULD CONSULT THEIR TAX ADVISORS AS TO THE FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES TO THEM OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE NOTES.

Supplemental Plan of Distribution (Conflicts of Interest)

Pursuant to the terms of a distribution agreement, HSBC Securities (USA) Inc., an affiliate of HSBC, will purchase the Notes from HSBC for distribution to JPMorgan Chase Bank, N.A. and J.P. Morgan Securities LLC, acting as placement agents, at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) containing the final pricing terms of the Notes. The placement agents for the Notes will receive a fee that will not exceed $15 per $1,000 Principal Amount. In addition, HSBC Securities (USA) Inc. or another of its affiliates or agents may use the pricing supplement to which this free writing prospectus relates in market-making transactions after the initial sale of the Notes. However, it is under no obligation to make a market in the Notes and may discontinue any market-making activities at any time without notice. Certain fiduciary accounts purchasing the Notes will pay a purchase price of $985 per Note, and the placement agents with respect to sales made to such accounts will forgo any fees.

See "Supplemental Plan of Distribution (Conflicts of Interest)" on page S-59 in the prospectus supplement.